OncoCyte Corporation

15 Cushing

Irvine, California 92618

August 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	OncoCyte Corporation
Registration Statement on Form S-3
File No. 333-240207

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OncoCyte Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday August 20, 2020, or as soon thereafter as possible.

Please notify Kandace Watson of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (858) 720-8930 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ONCOCYTE CORPORATION

By:	/s/ Mitchell Levine
Name:	Mitchell Levine
Title:	Chief Financial Officer

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